Exhibit 1

         MARC M. SELTZER (54534)
         GRETCHEN M. NELSON (112566)
         GEORGE A. SHOHET (112697)
         CORINBLIT & SELTZER
         A Professional Corporation
         3700 Wilshire Boulevard, Suite 820
         Los Angeles, California  90010
         Telephone:  (213) 380-4200

         HERBERT E. MILSTEIN
         LISA M. MEZZETTI
         COHEN, MILSTEIN, HAUSFELD & TOLL
         1100 New York Avenue, N.W.
         Suite 500, West Tower
         Washington, D.C.  20005
         Telephone:  (202) 408-4600

         KLARI NEUWELT
         LAW OFFICE OF KLARI NEUWELT
         950 Third Avenue, 8th Floor
         New York, N.Y.  10022
         Telephone:  (212) 593-8800

         Attorneys for Plaintiffs


                    SUPERIOR COURT OF THE STATE OF CALIFORNIA

                          FOR THE COUNTY OF LOS ANGELES

         ALAN R. MARKIZON; LAURENCE E.      )  Case No. BC152485
         BALFUS, on Behalf of Themselves    )
         and All Others Similarly Situated, )  CLASS ACTION
                                            )
                             Plaintiffs,    )  COMPLAINT FOR DAMAGES AND
                                            )  EQUITABLE RELIEF
                   vs.                      )
                                            )
         FALCON CABLE SYSTEMS COMPANY;      )
         FALCON CABLE INVESTORS GROUP;      )  Plaintiffs Demand A
         FALCON HOLDING GROUP, L.P.;        )  Trial by Jury
         FALCON HOLDING GROUP, INC.;        )
         and MARC NATHANSON; and DOES 1     )
         through 100,                       )
                                            )
                        Defendants.         )
         ___________________________________)


              Plaintiffs allege, for their complaint against defendants,

         upon information and belief, based, inter alia, on the investi-

         gation conducted by and through their counsel, except for the





         allegations pertaining to the plaintiffs and their attorneys,

         which are alleged upon personal knowledge, as follows:



                              OVERVIEW OF THE ACTION

              1.   This is a class action brought by plaintiffs on

         behalf of themselves and certain other holders of limited part-

         nership units of defendant Falcon Cable Systems Company

         ("Falcon" or the "Partnership") to invalidate or enjoin the potential sale of the Partnership's cable systems to its

         General Partner, defendant Falcon Cable Investors Group

         ("Falcon Investors" or the "General Partner"), or the General

         Partner's affiliates, at a price that is artificially depressed and not fair, reasonable or equitable, or, in the alternative,

         if the sale is completed, for damages and other relief.  Abus-

         ing and taking advantage of their positions of power and con-

         trol with the Partnership or its affiliates, the General Part-

         ner and the other defendants, acting in concert, have engaged and are engaged in a wrongful course of conduct in breach of fiduciary and contractual duties owed to plaintiffs and the members of the Class.

              2.   This action arises from an announced intention by the

         General Partner to purchase Falcon's cable systems at an inad-

         equate and unfair price.  Plaintiffs seek injunctive relief prohibiting the defendants from consummating the proposed sale and for the designation of procedures to guarantee that appro-

         priate steps are taken to ensure that the sale of the cable systems, if it occurs at all, will proceed by a method that ensures the fairness of the transaction and the maximization of value to the Partnership's unitholders.  Plaintiffs also seek damages on behalf






         of themselves and the Class they seek to represent, as defined in paragraph 19 below.



                              JURISDICTION AND VENUE

              3.   The action is brought to remedy violations of

         California law by defendants, and the amount in controversy is in excess of the jurisdictional minimum of this Court.

              4.   Venue is proper in this Court pursuant to sections

         395 and 395.5 of the Code of Civil Procedure.  Defendants main-

         tain their principal places of business or residence in this

         County and defendants' liability to plaintiffs and the Class arises from defendants' wrongful conduct in this County.



                                   THE PARTIES

                                    PLAINTIFFS

              5.   Plaintiff Alan R. Markizon purchased, from the Part-

         nership, 200 Limited Partnership Units of Falcon on December

         23, 1986, at a price of $20 per unit; he held these units at all times relevant to the transactions complained of herein,

         and he continues to hold those units today.

              6.   Plaintiff Laurence E. Balfus is the beneficial owner

         of 11,000 Limited Partnership Units of Falcon.

                                    DEFENDANTS

              7.   Defendant Falcon is a California limited partnership

         with its principal offices located at 10900 Wilshire Boulevard,

         15th Floor, Los Angeles, California 90024.  Falcon was formed by the Amended and Restated Agreement of Limited Partnership of






         Falcon Cable Systems Company, dated as of December 15, 1986, as amended (the "Partnership Agreement").

              8.   Falcon owns and operates cable television systems in

         more than 100 communities in California and Western Oregon.  As of December 31, 1995, the Partnership had approximately 135,475 homes subscribing to cable service and 52,694 premium service units.

              9.   Falcon also is a general partner in a limited part-

         nership with its affiliate, defendant Falcon Holding Group,

         which claims to have 1,000,000 subscribers in 700 communities residing in 26 states.

              10.  Falcon has 6,400,000 limited partnership units issued and outstanding, which are listed and traded on the American

         Stock Exchange.

              11.  Defendant Falcon Investors is a California limited

         partnership which is the General Partner of Falcon.  Falcon

         Investors manages the operations of Falcon.  As General Part-

         ner, Falcon Investors receives a management fee of monthly pay-

         ments of five percent (5%) of the gross revenues of Falcon,

         plus reimbursement of expenses (as set forth in Section 3.16 of the Partnership Agreement).  During the nine months ended Sep-

         tember 30, 1995, these payments amounted to approximately

         $3,500,000.

              12.  Defendant Falcon Holding Group, L.P. ("Holding Group"

         or "Falcon Holding") is a Delaware limited partnership which is the General Partner of Falcon Investors.  Defendant Holding

         Group maintains its offices at 474 So. Raymond Avenue, Suite

         200, Pasadena, California, 91105.  Defendant Holding Group

         manages the business and operations of Falcon Investors.






              13.  Defendant Falcon Holding Group, Inc. ("Falcon H.G.

         Inc.") is a corporation which is the General Partner of Holding

         Group.  Defendant Falcon H.G. Inc. manages the business and operations of Holding Group.

              14.  Defendant Marc B. Nathanson ("Nathanson") has managed

         Falcon and its affiliates at all times relevant herein.  He is

         Falcon's Chairman of the Board of Directors and Chief Executive

         Officer.  He also is the Chairman of the Board of Directors,

         President and Chief Executive Officer of Holding Group, and is

         an officer of, or legal affiliate of, Falcon H.G. Inc.

              15.  Nathanson and members of his family own approximately

         30% of Falcon.

              16.  Falcon, Falcon Investors, Holding Group, Falcon H.G.

         Inc., and Nathanson are collectively referred to herein as the

         "Falcon Defendants."

              17.  Plaintiffs do not know the true names or capacities

         of the persons or entities sued herein as Does 1 - 100, inclu-

         sive, and therefore sue said defendants by such fictitious names.  Plaintiffs are informed and believe and thereon allege that each of the Doe defendants was in some manner legally responsible for the damages suffered by plaintiffs and the mem-

         bers of the Class alleged herein.  Plaintiffs will amend this complaint to set forth the true names and capacities of these defendants when they have been ascertained, along with appro-

         priate charging allegations, as may be necessary.

              18.  Plaintiffs are informed and believe and thereon

         allege that, at all times mentioned herein, each defendant was the agent, servant, or employee of the other defendants and in acting and






         omitting to act as alleged herein did so within the course and scope of that agency or employment.



                             CLASS ACTION ALLEGATIONS

              19.  Plaintiffs bring this action on behalf of themselves

         and all others similarly situated as members of the Class

         defined as follows:

              All persons and entities who hold units of Falcon as of

              the date of the filing of this Complaint, or their

              successors-in-interest.  Excluded from the Class are the

              defendants; any entity in which any of the defendants has

              a controlling interest; officers, directors and employees

              of the defendants; The Baupost Group, Inc.; Cumberland

              Associates; Harvest Capital, L.P.; Tweedy, Browne Company

              L.P.; and legal representatives, heirs, successors and

              assignees of each of the foregoing excluded persons and

              entities.

              20.  This action has been brought and properly may be

         maintained pursuant to the provisions of section 382 of the

         Code of Civil Procedure.

              21.  The Class is ascertainable and there is a well-

         defined community of interest among the members of the Class in that:

                   (a)  The members of the Class are so numerous that

         their individual joinder herein is impracticable.  There are approximately 6,400,000 Falcon units outstanding and traded on a national market, and plaintiffs believe there are at least hundreds of unitholders.  The precise number of Class members and their addresses may be obtained from Falcon's records.

         Class members






         may be notified of the pendency of this action by mailed or published notice.

                   (b)  Common questions of law and fact exist as to all

         members of the Class and predominate over the questions affect-

         ing only individual Class members.  These common legal and fac-

         tual questions include, but are not limited to:

                        (i)   Whether defendants participated in and

                              pursued the scheme and wrongful course of

                              action complained of in this Complaint;

                        (ii)  Whether defendants committed the breaches

                              of duty and violations of law alleged

                              herein;

                        (iii) Whether defendants have breached their

                              fiduciary duties owned to plaintiffs and

                              the Class members;

                        (iv)  Whether the proposed purchase or redemp-

                              tion price of units in the proposed trans-

                              action is unfair to the members of the

                              Class;

                        (v)   Whether plaintiffs and the other members

                              of the Class would be irreparably injured

                              were the proposed transaction complained

                              of herein consummated; and

                        (vi)  The extent of damages and other remedies

                              to which plaintiffs and the Class are

                              entitled for defendants' wrongful conduct,

                              and the proper measure of damages.

                   (c)  Plaintiffs' claims are typical of the claims of

         the members of the Class.  Plaintiffs are members of the Class

         and






         have been injured by the common course of wrongful conduct by defendants that has damaged the other members of the Class.

                   (d)  Plaintiffs will fairly, fully and adequately

         protect the interests of the members of the Class.  Plaintiffs have no interests of which they are aware that are adverse or antagonistic to those of the Class.  Plaintiffs have retained competent counsel who are experienced in class action litiga-

         tion and securities litigation.  The interests of the members of the Class thus will be fairly and adequately protected by plaintiffs and their counsel.

                   (e)  A Class action is superior to other available

         means for the fair and efficient adjudication of the claims of plaintiffs and the Class.  Since the damages suffered by each individual Class member may be relatively small, the burden and expense of individual prosecution of this complex and extensive litigation makes it impossible for individual Class members to seek redress for the wrongful conduct alleged here.  Absent a class action, defendants likely will retain the benefits of their wrongdoing.  In addition, individual litigation would increase the delay and expense to all parties and to the court system.  By contrast, the class action device presents far fewer management difficulties and provides the benefits of single adjudication, economy of scale and comprehensive super-

         vision by a single court.

                   (f)  In the alternative, this action is certifiable

         as a class action because:

                        (i)    the prosecution of separate actions by

                               the individual members of the Class would

                               create a risk of inconsistent or varying






                               adjudications with respect to individual

                               Class members, which would establish

                               incompatible standards of conduct for

                               defendants;

                        (ii)   the prosecution of separate actions by

                               individual Class members would create a

                               risk of adjudications with respect to

                               them which would, as a practical matter,

                               be dispositive of the interests of other

                               Class members not parties to the adjudi-

                               cations, or substantially impair or

                               impede such Class members' ability to

                               protect their interests; or

                        (iii)  defendants have acted or refused to act

                               on grounds generally applicable to the

                               Class, thereby making appropriate final

                               declaratory and injunctive relief with

                               respect to the Class as a whole;

                   (g)  Plaintiffs anticipate no difficulty in the man-

         agement of this litigation as a class litigation.



                      DEFENDANTS' WRONGFUL COURSE OF CONDUCT

         THE PARTNERSHIP AGREEMENT

              22.  The Partnership Agreement provides that Falcon Inves-

         tors is to use its best efforts to cause the Partnership to sell all of the Partnership's cable systems between December

         31, 1991 and December 31, 1996, the termination date of the

         Partnership.

              23.  The Partnership Agreement provides that the General

         Partner, or its affiliates, may purchase for cash all or






         substantially all of the Partnership's cable television system and other related property, including franchises and other real and personal property (Partnership Agreement, Art. II) at any time after December 31, 1991, without soliciting unaffiliated purchasers (the "purchase right"), so long as the purchase price, without deduction for certain fees, is equal to or

         greater than the "Appraised Value," as described in paragraph

         24 below, of the cable systems being sold.

              24.  The "Appraised Value" is defined in the Partnership

         Agreement (Partnership Agreement, Art. II) as the average of three appraisal evaluations of the Partnership's cable systems,

         as determined by three nationally-recognized independent

         appraisers:  one to be selected by the General Partner; one to be selected by a majority vote of the independent members of the Partnership's Advisory Committee; and one to be selected by the two appraisers already so chosen.

              25.  The Advisory Committee consists of defendant

         Nathanson and six other individuals.  They receive compensation of $500 per meeting they attend and $6,000 per annum for their membership on the Advisory Committee.

              26.  In the event of a sale, including a sale to the Gen-

         eral Partner or its affiliates, Falcon Holdings is to be paid a fee equal to 2.5% of the gross proceeds of the sale less any fees.  (Partnership Agreement, Section 3.15).

              27.  The Partnership Agreement provides that during its

         last year, i.e., 1996, it may be amended by majority vote and consent of the General Partner to extend the term of the Part-

         nership by five years.  Indeed, an extension of the term "may be implemented






         any number of times."  (Partnership Agreement, Section 5.12).

         Extension of the term could lead to maximizing or at least increasing the units' value and, hence, the value of the unit-

         holders' investment in the Partnership.

              28.  The Partnership Agreement, as amended by the Second

         Amendment thereto, states that the Partnership may not incur debt that exceeds the greater of 65% of the aggregate cost of all Partnership assets or 65% of the fair market value of all

         Partnership assets.  (Partnership Agreement, Section

         3.5(a)(iii)).



         THE ACQUISITION PROCESS AND THE FALCON DEFENDANTS'

         PROPOSED TRANSACTION

              29.  Despite the ability to extend the term of the Part-

         nership, in or before May 1995, 19 months before the end of the term, the General Partner initiated preliminary discussions to identify methods for the sale of the Partnership's cable sys-

         tems or other restructuring of the Partnership.  Falcon stated

         this in a May 15, 1995 press release issued on the BUSINESS

         WIRE.

              30.  On or about November 8, 1995, Falcon announced that

         defendant Nathanson had made a preliminary proposal under which

         Holding Group would exchange its stake in the Partnership for a portion of the Partnership's cable systems equal to Holding

         Group's proportionate ownership in the Partnership.

              31.  Holding Group therefore initiated the appraisal pro-

         cess by asking the Advisory Committee to designate an

         appraiser.

              32.  Under the preliminary proposal made by certain affil-

         iates of the Partnership and Holding Group, including defendant

         Nathanson, the exchange would take place immediately






         prior to the exercise by Holding Group of its right to purchase for cash substantially all of the Partnership's cable systems remaining after giving effect to the exchange.  In the

         exchange, substantially all of the Falcon units owned by Hold-

         ing Group would be exchanged for a portion of the Partnership's cable systems equal to the proportion of the total outstanding units exchanged by the affiliates.  Falcon Holdings also would relieve the Partnership of an equal portion of the Partner-

         ship's total debt.

              33.  At that time and in a January 1996 public filing,

         Falcon announced that its decision to pursue the proposal made by defendant Nathanson and Falcon Holding would rest on several factors, including the need for it to receive an opinion of a qualified appraiser or other financial advisor (selected by the independent members of the Advisory Committee) on the fairness of the proposal as compared to a sale of all of the Partner-

         ship's cable systems.

              34.  Were the Nathanson and Falcon Holdings proposal to be completed in the manner described above, defendants Nathanson and Falcon Holdings and their affiliates expected to be able to defer their potential tax liability as compared to a liquida-

         tion of the Partnership.

              35.  The interests of defendants Nathanson, Falcon Hold-

         ing, Falcon H.G. Inc. and their affiliates directly and actu-

         ally conflict with those of plaintiffs and the members of the

         Class.

              36.  In accordance with the appraisal process, three

         appraisers were selected:  Malarkey-Taylor Associates Inc.,

         Kane-Reece Associates, Inc., and Waller Capital Corporation.






              37.  In January 1996, before the results of the appraisals were announced, Falcon entered into an agreement with four large unitholders ("the Oversight Committee"), who collectively held approximately 21% of the outstanding units, to provide them with access to confidential information regarding the appraisals.  The Oversight Committee specifically agreed that it would not act on behalf of third-parties, including any unitholders of Falcon that are not members of the Committee.

         Thus, the Oversight Committee does not represent, and does not act in the interest of, plaintiffs or the Class.

              38.  On or about March 12, 1996, Falcon announced that, in accordance with the Appraisal Process, Falcon had received the results of the three appraisals of all of its cable systems

         (the "Total Systems").  The appraised value of the Total Sys-

         tems as of December 31, 1995, calculated as the average of the three appraisal results (the "Total Systems Appraised Value"),

         was $247.57 million, based on the average of $283.23 million,

         $245.80 million, and $213.67 million, which were the appraised values as of December 31, 1995, of the Total Systems, set forth in the respective appraisals delivered by Malarkey-Taylor,

         Kane-Reece and Waller Capital.

              39.  On or about March 18, 1996, Kane-Reece amended its

         appraised value to $245.29 million, which lowered the Total

         Systems Appraised Value to $247.40 million.

              40.  Based upon the revised Total Systems Appraised Value

         of $247.40 million, and assuming a hypothetical liquidation of the partnership on December 31, 1995, involving the sale of the

         Total Systems on that date for an amount equal to the Total

         Systems






         Appraised Value, the estimated cash distribution to unitholders would be $9.08 per unit (the "hypothetical estimated per unit distribution"), based upon 6,398,913 units outstanding.

              41.  The hypothetical estimated per unit distribution was

         calculated assuming (i) net liabilities on the balance sheet of the Partnership, excluding property, plant and equipment and intangible assets ("net liabilities") of approximately $183.09 million, as of December 31, 1995, and (ii) a sale fee payable to the General Partner equal to approximately $6,190,000, 2.5%

         of the Total Systems Appraised Value, as allowed under the

         Partnership Agreement.

              42.  On June 13, 1996, Falcon filed a Form 8-K with the

         SEC, announcing and attaching as an exhibit an Asset Purchase

         Agrement by and between Falcon and a new entity in the Falcon

         H.G. Inc. family, calling for a sale of Falcon's entire cable systems to the new entity for a purchase price of approximately

         $9.17 per unit.

              43.  The General Partner presently intends to pay itself

         the sales fee of 2.5% of the Total Systems Appraised Value,

         prior to making a distribution to the unitholders.  This pay-

         ment would be made to, and enjoyed by, the Falcon Defendants,

         to the detriment of the plaintiffs and the Class.  Since the proposed transaction already benefits the Falcon Defendants, no sales fee should properly be paid to or taken by any Falcon

         Defendant.

              44.  By virtue of their dominance and control over Falcon,

         the Falcon Defendants intend to liquidate Falcon at the $9.17 per unit price, which is an inadequate and unfair price.  The actual value of a unit of Falcon is believed to be in excess of

         $14.19 per unit, a price also advocated by the Oversight Com-

         mittee.






              45.  This estimate is based in part on the Partnership

         Agreement's restriction on debt:  if total debt did not exceed

         65% of the value of the partnership's assets, then the Partner-

         ship's assets recently were worth not less than $259,000,000 because as of September 30, 1995, Falcon's net outstanding bor-

         rowing totaled approximately $168,600,000.

              46.  The methodology used by defendants to determine the

         estimated per unit distribution contains numerous inconsisten-

         cies, including (a) the inclusion of General Partnership

         expenses in the valuation of the cable systems on a stand alone basis, and (b) the reduction of net asset value by the entire stated net liabilities of the partnership, rather than just net debt.

              47.  The proposed payment of $9.17 per unit to plaintiffs

         and the Class also is inconsistent with the following facts:

         (a) cable systems' prices are rising, and (b) in representa-

         tions made to financial institutions, the General Partner had made statements that the value of the units was closer to

         approximately $14.00 per unit.

              48.  For the two weeks preceding the March 12 announcement of Falcon's appraisals, Falcon units traded at prices ranging from $12-1/8 to $12-3/8.  On the day after Falcon's announce-

         ment, the unit price had dropped to $9-3/4 per unit.  After the

         June 13 filing, the price fell to $9.00 per unit.



                              FIRST CAUSE OF ACTION
                             (AGAINST ALL DEFENDANTS,
                       FOR VIOLATIONS OF FIDUCIARY DUTIES)

              49.  Plaintiffs reallege each allegation contained in

         paragraphs 1 through 48 above, as if set forth fully herein.






              50.  By reason of their respective positions as Chairman

         of Falcon, General Partner of Falcon, General Partner of Falcon

         Investors, General Partner of Holding Group, and as managers of the business and affairs of Falcon, all the Falcon Defendants owe plaintiffs and the Class fiduciary duties of the highest degree of fidelity, loyalty, and care.

              51.  Through the foregoing acts, practices and course of

         conduct, the defendants were and are negligent and failed and are failing to use ordinary care and diligence in the exercise of their respective fiduciary obligations toward the Falcon unitholders, and thus the defendants have violated and are vio-

         lating, or aiding and abetting the violation of, their fidu-

         ciary duty of care to plaintiffs and the Class.

              52.  The acts of the defendants were and are in breach, or have aided and abetted the breach, of their fiduciary duty of loyalty to plaintiffs and the Class, in that the defendants knew that their actions involve improper self-dealing and

         fraudulent practices, and other acts in breach of their fidu-

         ciary duties to plaintiffs and the Class.

              53.  In their dealings with the unitholders of Falcon, and particularly in connection with the proposed transaction, the

         Falcon Defendants are required as fiduciaries to act in

         accordance with the best interests of the unitholders and to assure themselves that the proposed transaction is fair to the unitholders, and they may not use their power and control over the business and operations of Falcon for their own aggrandize-

         ment at the expense of its unitholders.






              54.  The proposed transaction is unfair to plaintiffs and

         the Class because defendant Nathanson and the other Falcon

         Defendants are attempting to acquire Falcon's cable systems based on a price that undervalues the fair market value of

         Falcon.

              55.  As a direct and proximate result of the Falcon Defen-

         dants' wrongful conduct, plaintiffs and the Class are entitled to the relief sought herein.



                              SECOND CAUSE OF ACTION
                        (AGAINST ALL DEFENDANTS, FOR ABUSE
                   OF CONTROL AND CONSPIRACY TO ABUSE CONTROL)

              56.  Plaintiffs reallege each allegation contained in

         paragraphs 1 through 55 above, as if set forth fully herein.

              57.  The foregoing conduct by defendants constitutes an

         abuse of their ability to control Falcon, causing damage to plaintiffs and the Class.  In addition, by reason of the fore-

         going breach of trust by all defendants, plaintiffs and the

         Class have sustained and will sustain great and irreparable injury for which they have no adequate remedy at law.

              58.  As a direct and proximate result of the Falcon Defen-

         dants' wrongful conduct, plaintiffs and the Class are entitled to the relief sought herein.



                              THIRD CAUSE OF ACTION
                           (AGAINST ALL DEFENDANTS, FOR
                                UNJUST ENRICHMENT)

              59.  Plaintiffs reallege each allegation contained in

         paragraphs 1 through 58 above, as if set forth fully herein.






              60.  As a result of the tortious conduct described herein,

         the defendants will be unjustly enriched at the expense of plaintiffs and the Class.

              61.  A constructive trust should be imposed on all of the

         gains unjustly obtained by defendants.



                              FOURTH CAUSE OF ACTION
                       (AGAINST ALL DEFENDANTS, FOR BREACH
               OF IMPLIED COVENANT OF GOOD FAITH AND FAIR DEALING)

              62.  Plaintiffs reallege each allegation contained in

         paragraphs 1 through 61 above, as if set forth fully herein.

              63.  The acts alleged herein constitute a material breach

         of the implied covenant of good faith and fair dealing con-

         tained in the Partnership Agreement.

              64.  As a direct and proximate result of the Falcon Defen-

         dants' wrongful conduct, plaintiffs and the Class are entitled to the relief sought herein.



                                PRAYER FOR RELIEF

              WHEREFORE, plaintiffs pray for judgment against the defen-

         dants, jointly and severally, as follows:

              1.   Declaring that defendants and each of them have com-

         mitted or aided and abetted an abuse of their positions and trust, and have breached their fiduciary and other duties to plaintiffs and the Class, and have breached the Partnership

         Agreement's implied covenant of good faith and fair dealing;

              2.   Granting an injunction and other equitable relief,

         including, but not limited to, (a) the imposition of a con-

         structive trust on or otherwise restricting the assets of






         defendant Nathanson and the other Falcon Defendants obtained by reason of their breaches of duty, (b) an order requiring defen-

         dants to refrain from not following procedures necessary to ensure that the sale of the cable systems proceeds in a manner that will ensure the fairness of the transaction to the unit-

         holders, and (c) prohibiting the Falcon Defendants from consum-

         mating the proposed transaction until such time as the Falcon

         Defendants agree to pay fair value to plaintiffs and all unit-

         holders;

              3.   Awarding compensatory and punitive damages, in the

         event that the proposed transaction is consummated on the terms now proposed and prejudgment interest thereon;

              4.   Awarding attorneys' fees;

              5.   Costs of this suit, including payment of experts'

         fees and expenses; and

              6.   Such other and further legal and equitable relief as

         this Court may deem just and proper.



              Dated:  June 21, 1996.


                                            MARC M. SELTZER
                                            GRETCHEN M. NELSON
                                            GEORGE A. SHOHET
                                            CORINBLIT & SELTZER
                                            A Professional Corporation

                                            HERBERT E. MILSTEIN
                                            LISA M. MEZZETTI
                                            COHEN, MILSTEIN, HAUSFELD &
                                              TOLL

                                            KLARI NEUWELT
                                            LAW OFFICE OF KLARI NEUWELT




                                            By /s/ George A. Shohet
                                               ------------------------
                                                   George A. Shohet
                                               Attorneys for Plaintiffs






                                   JURY DEMAND


              Plaintiffs demand a trial by jury.


              Dated:  June 21, 1996.


                                            MARC M. SELTZER
                                            GRETCHEN M. NELSON
                                            GEORGE A. SHOHET
                                            CORINBLIT & SELTZER
                                            A Professional Corporation

                                            HERBERT E. MILSTEIN
                                            LISA M. MEZZETTI
                                            COHEN, MILSTEIN, HAUSFELD &
                                              TOLL

                                            KLARI NEUWELT
                                            LAW OFFICE OF KLARI NEUWELT




                                            By  /s/ George A. Shohet
                                                -----------------------
                                                    George A. Shohet
                                                Attorneys for Plaintiffs



























               SUPERIOR COURT OF CALIFORNIA, COUNTY OF LOS ANGELES
          --------------------------------------------------------------
         SHORT CASE TITLE               CASE NUMBER
         ALAN R. MARKIZON V. FALCON
         COMPANY, et al.     CABLE SYSTEMS
                                        CERTIFICATE OF ASSIGNMENT
          --------------------------------------------------------------
            File this certificate with all cases presented for filing
               in all districts of the Los Angeles Superior Court.
          --------------------------------------------------------------
         [X] JURY TRIAL                 [ ] NON-JURY TRIAL
         TIME ESTIMATED FOR TRIAL ----- [ ] HOURS/ [ ] DAYS
         [ ] The undersigned declares that the above entitled matter is filed for proceedings in the -------------------- District of the Los Angeles Superior Court under Section 392 et seq., Code of Civil Procedure and Rule 2(c) and (d) of this court for the reasons checked below. The address of the accident, performance, party, detention, place of business, or other factor which qualifies this case for filing in the above designated district is (address information not required for non-tort cases filed in Central District):
          --------------------------------------------------------------
         NAME (INDICATE TITLE OR        ADDRESS:
         OTHER QUALIFYING FACTOR)
         -----------------------------
         (CITY)  (STATE)  (ZIP CODE)
          --------------------------------------------------------------
                         CHECK ONLY ONE NATURE OF ACTION

         NATURE OF ACTION                GROUND

         [ ]  A7100 Vehicle Accident     Local Rule 2 sets forth the
         [ ]  A7210 Med Malpractice      provisions for mandatory fil-
         [ ]  A7200 Other Personal Inj.  ing in the Central District
         [ ]  A7220 Product Liability    and optional filings in the
         [ ]  A6060 Other Malpractice    Central District or District
         [ ]  A6012 Collection Note      other than the Central Dis-
         [ ]  A6040 Injunct. Relief      trict in "Los Angeles County."
         [ ]  A6030 Declar. Relief
         [ ]  A6170 Late Claim Relief    If this is a Class Action,
         [x]  A8000 Other Complaint      mark this box
         (Specify)  Breach of Fiduciary  [x]  Class Action
              Duty

         [ ]  A8011 Contract/Commercial  Performance in the district is expressly provided for.**

         [ ]  A7500 Eminent Domain/      The property is located within
              Inverse Condemnation       the district.**

         NATURE OF ACTION                GROUND





              No. of Parcels-----------
         [ ]  A6020 Landlord/Tenant
              (UD)
         [ ]  A6060 Real Property
              Rights

         [ ]  A6140 Admin Award          The administrative tribunal is
                                         located within the district.**

         [ ]  A6160 Abstract             The judgment debtor hold prop-
         [ ]  A6141 Sister State Judg-   erty within the district.**
              ment
         [ ]  A6107 Confession of
              Judgment

         [ ]  A7221 Asbestos Pers. Inc.  Must be filed in the Central
         [ ]  A6070 Asbestos Prop. Dam.  District.
         [ ]  A6137 RESL Initiating
              Petition
         [ ]  A6138 RESL Responding
              Petition
         [ ]  A6139 RESL Reg of Foreign
              Support
         [ ]  A6111 Minor's Contract
         [ ]  A6190 Election Contest

         [ ]  A6110 Name Change          One or more of the party liti-
         [ ]  A6121 Civil Harassment     gants resides within the dis-
         [ ]  A6100 Other Petition       trict.**
         (Specify):--------------------

         [ ]  A6151 Mandamus*            The defendant functions wholly
         [ ]  A6152 Prohibition*         within the district.**
         [ ]  A6150 Other Writ*
         (Specify):--------------------

         No. of Minors Involved:-------  One or more of the party liti-
         [ ]  A5520 Regular Dissolution  gants resides within the dis-
         [ ]  A5525 Summary Dissolution  trict.**
         [ ]  A5530 Nullity
         [ ]  A5510 Legal Separation
         [ ]  A5135 Foreign Support      (Not a requirement for filing
         [ ]  A6135 Foreign Custody      in Central District - Rule 2)
         [ ]  A6122 Domestic Violence
         [ ]  A6130 Family Law
              Complaint-Other

         No. of Minors Involved:-------  Child resides or deceased
         [ ]  A6060 Paternity            father's probate would be
         [ ]  A6191 DA Paternity (DA     filed in the district.**

         NATURE OF ACTION                GROUND





              use only)
         [ ]  A6133 DA Agreement (DA
              use only)
         [ ]  A6600 Habeas Corpus Fam-   Child is held within the dis-
              ily Law                    trict.**

         [ ]  A6101 Agency Adoption      Petitioner resides within the
         [ ]  A6102 Independent Adop-    district.**
              tion
         [ ]  A6104 Stepparent Adoption                or
         [ ]  A6103 Adult Adoption
         [ ]  6108 Sole Custody Peti-    Consent to out-of-state adop-
              tion                       tion, consentor resides within
         [ ]  A6105 Abandonment          the district.**

         [ ]  A6210 Probate-Will Let-    Decedent resided within the
              ters Testamentary          district.**
         [ ]  A6211 Probate Will-
              Letters Administration                   or
         [ ]  A6212 Letters of Adminis-
              tration                    Decedent resided out of the
         [ ]  A6213 Letters of Special   district, but held property
              Administration             within the district.**
         [ ]  A6214 Set Aside Sm. Es-
              tate (6602 PC)                           or
         [ ]  A6215 Spousal Property
         [ ]  A6216 Succession to Real   Petitioner, conservator or
              Property                   ward resides within this dis-
         [ ]  A6217 Summary Probate      trict.**
              (7660 PC)
         [ ]  A6218 Real Prop./Sm.
              Value (13200 PC)
         [ ]  A6230 Conservatorship P&E
         [ ]  A6231 Conservatorship
              Person
         [ ]  A6232 Conservatorship
              Estate
         [ ]  A6233 Medical Treatment
              without Consent
         [ ]  A6240 Guardianship P&E
         [ ]  A6241 Guardianship Person
         [ ]  A6242 Guardianship Estate
         [ ]  A6243 Spouse Lacks Capac-
              ity
         [ ]  A6254 Trust Proceedings
         [ ]  A6280 Comp. Minor's Claim
         [ ]  A6180 Petition to Estab-
              lish Fact of Birth, Death
              or Marriage
         [ ]  A6200 Probate Other
         (Specify):-------------------







         --------------------------------------------------------------
         I declare under penalty of perjury under the laws of the State of California, that the foregoing is true and correct and this declaration was executed on June 21, 1996 at Los Angeles, Cali-fornia.

         --/s/ Marc M. Seltzer-------------------------------
         (SIGNATURE OF ATTORNEY/FILING PARTY)  MARC M. SELTZER

         *    Perogative writs concerning a court of inferior jurisdic-
              tion shall be filed in Central District.
         **   Rule 2 allows optional filing in Central District.

         --------------------------------------------------------------
              THE COURT MAY IMPOSE SANCTIONS OR OTHER PENALTIES FOR
                      FAILURE TO FILE IN THE PROPER DISTRICT


                            CERTIFICATE OF ASSIGNMENT